

Ann-Marie Stephens

CEO at Precise Portions

Richmond, Virginia Area

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Precise Portions



University of Pennsylvania - The Wharton School



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500+ connections

I'm Ann Marie, a leading consultant in Wellness and Health. I position companies to accelerate their business models in an efficient and financially practical strategy and plan. More importantly I enable them to implement that plan with realistic milestones and projections. Over the years, I have helped ...

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Experience



Precise Portions

CEO

Precise Portions

Jan 2010 – Present · 8 yrs 8 mos

Richmond, Virginia Area

We all know that what you eat and your lifestyle play important roles in your overall wellness. What you may not know is how these factors affect your mental and physical health and what you can do to improve.

As Chemical Engineers, we hire registered dietitians, certified diabetes educators and others to help us implement the best science while implementing these healthy changes and personalize them to your life. Thorough evaluation of current nutritional intake, health history review, goal-setting, recipes, health resources, and progress checks will be included in you... See more



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Type Free LLC

CEO/Co-Founder

Type Free LLC

2006 – Present · 12 yrs

Richmond, VA

As the CEO and Founder of TypeFree LLC, I provide strategic direction and operation of www.TypeFreeDiabetes.com, a diabetes lifestyle e-commerce store. The site provides a full range of diabetic supplies to prevent and manage all stages of diabetes complications. Educational content is also provided for persons with diabetes and their care-giver... See more



MassChallenge

Finalist
MassChallenge
2016 – 2016 · less than a year



Lighthouse Strategies, LLC

Managing Partner
Lighthouse Strategies, LLC
2004 – 2008 · 4 yrs

As a “strategic” manager I believe that it is essential to integrate the strategic and tactical elements of marketing and that this is the only way to maximize revenue and profits while minimizing expenses and the time to close.
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Circuit City

SVP of Administration and Store Innovation
Circuit City
Sep 1999 – Feb 2004 · 4 yrs 6 mos

▶ Senior Vice President: Store Innovation and Business Development (2000-2004)
▶ Vice President: Strategic Planning (1999–2000)

☑ Transformed the look, feel, corporate operations and consumer experience of c... See more

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Education



University of Pennsylva

University of Pennsylvania - The Wharton School
MBA, Entrepreneurial Business
1994 – 1996



City University of New York

City University of New York
BS CHe, Chemical Engineering
1976 – 1981

Volunteer Experience



Central VA American Diabetes Associatio

Associate
Central VA American Diabetes Association
2009 – 2011 • 2 yrs

Covering health fairs and fund-rasing walks



Our Children’s Store, , Non-profit

Volunteer Board Member
Our Children’s Store, , Non-profit
1997 – 2000 • 3 yrs
Health

Frito-Lay sponsored gift shop



Volunteered with Cincinnati United Way/Community

Volunteer
Volunteered with Cincinnati United Way/Community Chest
1983 – 1992 • 9 yrs

✓ Allocations committee; Evaluations Committee: Health Care Committee.

✓ Chair of the Cancer Family Care; appointed position.

Chest   ✔️ Ongoing liason between the Chest and agencies to ensure that guidelines were being
                adhered to, and community needs being addressed.

Skills & Endorsements

Cross-functional Team Leadership · 34

Endorsed by **Clyde Roberson, who is highly skilled at this**

Endorsed by **9 of Ann-Marie's colleagues at Circuit City**

Strategy · 28

Endorsed by **John Froman and 4 others who are highly skilled at this**

Endorsed by **6 of Ann-Marie's colleagues at Circuit City**

Management · 28

Endorsed by **8 of Ann-Marie's colleagues at Circuit City**

Endorsed by **6 people who know Management**

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